IASG

Integrated Alarm Services Group, Inc

99 Pine Street, 3rd Floor
Albany, NY 12207
(518) 426-1515
(518) 426-0953 fax

IASG Granted Listing Extension from NASDAQ

Albany, New York (May 9, 2005) – Integrated Alarm Services Group, Inc. (Nasdaq: IASGE) today announced in a conference call with investors that the Company received notice from the NASDAQ Listing Qualifications Panel that it has been granted its request for a time extension until June 27, 2005 to file its Form 10-K, for the period ended December 31, 2004, and Form 10-Q, for the period ended March 31, 2005, with the SEC. During the time period of this extension the Company's common stock will continue to remain listed on the NASDAQ National Market and will continue to trade under the symbol of "IASGE" until the NASDAQ confirms compliance with SEC filing requirements.

About IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with 5,000 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and future regulations effecting our business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on March 30, 2004, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:
Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518-426-1515

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NASDAQ:IASG